Exhibit 99.1

Inspira™ Technologies Unveils Investor Deck Showcasing Revolutionary Advancement in Acute Respiratory Care

Ra’anana, Israel June 15, 2023 – Inspira™ Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira Technologies”), a company aiming to revolutionize acute respiratory care, is thrilled to present our latest investor deck (the “Investor Deck”), unveiling unparalleled opportunities that have the potential to reshape the acute respiratory care landscape introducing empowered breathing without the use of lungs.

INSPIRATM AI is embedded into the INSPIRA™ ART500 to target hyper-personalized patient care, providing empowered breathing without lungs. We believe that our technologies have the potential to prevent the need for patients to be treated with mechanical ventilators that necessitate intubation and induced comas.

We continuously strive to push the boundaries of innovation, leveraging advanced technologies to develop groundbreaking medical devices to increase and enhance the use of extracorporeal blood circulation, whereby the patient’s blood is circulated outside of the body for oxygen enrichment and carbon dioxide removal and is then returned to the patient.

Our Investor Deck highlights our vision, achievements, our focus going forward and what we believe are remarkable opportunities. In addition, our projected targets and milestones for the second half of 2023 include the submission of the INSPIRA™ ART100 to the U.S. Food and Drug Administration (the “FDA”) via the 510(k) pathway, additional strategic and distribution agreements for the INSPIRA™ ART500, the INSPIRA™ ART100 and the HYLA™ blood sensor. We also aim to benefit from additional patent grants for the INSPIRA™ ART500 as well as broadening our collaborative relationships and programs with key medical institutes.

Key Highlights of the Investor Deck include:

Revolutionary Acute Respiratory Care Innovations: The Investor Deck showcases our cutting-edge extracorporeal blood circulation medical devices. With a deep understanding of the challenges faced by healthcare providers and patients, we have focused our efforts on developing the INSPIRA™ ART500, an augmented respiration technology designed to provide respiratory support, boosting oxygen saturation levels in minutes in patients while they are awake. To hyper-personalize patient care, INSPIRATM AI is embedded into the INSPIRA™ ART500 to empower breathing without the use of lungs and prevent the need for patients to be treated with mechanical ventilators that necessitate intubation and coma and result in mortality rates of approximately 50%.

Addressing Critical Healthcare Challenges: Powered by INSPIRA™ AI, the INSPIRA™ ART500 augmented respiration technology is designed to hyper-personalize patient care by continuously learning the patient and devices in real-time to provide physicians with monitoring and predictive analytics.

Market Potential: As the demand for innovative respiratory medical devices continues to grow, our market presents immense potential. The Investor Deck provides comprehensive insights into how we plan to expand the extracorporeal blood sector with the INSPIRA™ ART500 powered by INSPIRA™ AI into an approximately $20 billion total addressable market (based on internal Company projections), our competitive advantages, and projected growth opportunities for the Company. We believe that our next-generation technologies position us at the forefront of this rapidly expanding industry.

“As the president and co-founder of Inspira Technologies, I am delighted to share our latest update and unveil the Investor Deck that encapsulates our commitment to innovation and transformative healthcare solutions,” said Joe Hayon, Co-Founder and President of the Company. “This comprehensive overview demonstrates the extraordinary opportunities that lie ahead and invites our stakeholders to join us in our pursuit of reshaping the future of respiratory healthcare.”

The Investor Deck is now available for review on our website https://inspira-technologies.com/investor-relations/, where interested parties can access detailed information about the exciting investment prospects within the medical device industry.

About Inspira Technologies OXY B.H.N. Ltd.

Inspira Technologies is an innovative medical technology company in the respiratory treatment arena. The Company has developed a breakthrough Augmented Respiration Technology (INSPIRATM ART500), designed to rebalance patient oxygen saturation levels. This technology potentially allows patients to remain awake during treatment while reducing the need for highly invasive, risky, and costly mechanical ventilation systems that require intubation and medically induced coma. The Company’s products have not yet been tested or used in humans and has not been approved by any regulatory entity.

For more information, please visit our corporate website: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the potential advantages and benefits of its products and technology, its vision, its belief that its technologies have the potential to prevent the need for patients to be treated with mechanical ventilators that necessitate intubation and induced comas, the impending submission and potential clearance of the INSPIRA™ ART100 to the FDA, planned strategic and distribution agreements for the INSPIRA™ ART500, the INSPIRA™ ART100 and the HYLA™ blood sensor, its aim to benefit from additional patent grants for the INSPIRA™ ART500 as well, its aim to broaden its collaborative relationships and programs with key medical institutes, the INSPIRA™ ART500 projected ability to prevent the need for patients to be treated with mechanical ventilators, its insights into how it plans to expand the extracorporeal blood sector with the INSPIRA™ ART500, projected growth opportunities, total addressable market for its products and its belief that the next-generation technologies position it at the forefront of this rapidly expanding industry. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov

For more details:

US Public Relations and Investor Relations
Dave Gentry
RedChip Companies Inc.
1-800-RED-CHIP (733-2447)
Or 407-491-4498
IINN@redchip.com

This technology has not been tested or used in humans and is subject to regulatory approval.

MRK-ARS-059
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